UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Flom, Edward Leonard
   4936 St. Croix Drive
   Tampa, FL  33629
2. Issuer Name and Ticker or Trading Symbol
   Outback Steakhouse, Inc.
   OSI
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   01/22/03
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common Stock, par value $.0|-     |-   |-|-                 |-  |-          |123,142(1)         |D     |                           |
1                          |      |    | |                  |   |           |                   |      |                           |
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
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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
Phantom Stock Units   |1-1     |01/22|A   |-|152 -      |A,D|(2)  |(2)  |Common Stock|152    |$34.54 |4474.90(1)(3|D  |            |
                      |        |/03  |    | |           |   |     |     |            |       |       |)           |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
(1) Represents number of shares beneficially owned immediately after the reported transaction.
(2) The phantom stock units were accrued under the Company's Deferred Compensation and Stock Plan and are settled 100% in the Company's common stock on April 30, 2003.
(3) Derivative securities beneficially owned as of the end of reporting period include: (i) 568.70 phantom stock units acquired in fiscal year 1997 at prices ranging from $15.840 to $17.669 to be settled 100% in the Company's common stock on May 1, 2003; (ii) 941.28 phantom stock units acquired in fiscal year 1998 at prices ranging from $18.070 to $24.697 to be settled 100% in the Company's common stock on May 1, 2003; (iii) 693.22 phantom stock units acquired in fiscal year 1999 at prices ranging from $25.33 to $36.68 to be settled 100% in the Company's common stock on May 1, 2003; (iv) 760.64 phantom stock units acquired in fiscal year 2000 at prices ranging from $23.603 to $29.821 to be settled 100% in the Company's common stock on May 1, 2003; (v) 767.37 phantom stock units acquired in fiscal year 2001 at prices ranging from $24.85 to $27.98 to be settled 100% in the Company's common stock on May 1, 2003; and (vi) 591.69 phantom stock units acquired in fiscal year 2002 at prices ranging from $28.00 to $37.38 to be settled 100% in the Company's common stock on April 30, 2003.
SIGNATURE OF REPORTING PERSON
Joseph J. Kadow, Attorney-in-Fact
DATE
January 23, 2003